PROSPECTUS

Filed Pursuant to Rule 424(b)(3) and 424(c)

Registration No. 333-115757

$175,000,000 Massey Energy Company 2.25% Convertible Senior Notes due 2024

On April 7, 2004, we issued $175,000,000 of 2.25% Convertible Senior Notes due 2024 in a private placement. Selling securityholders will use this prospectus to resell the notes and the shares of common stock issuable upon conversion of the notes as described in “Plan of Distribution” beginning on page 42 of this prospectus.

The notes bear interest at the rate of 2.25% per year. Interest on the notes is payable on April 1 and October 1 of each year, beginning on October 1, 2004. The notes are convertible during certain periods by holders into shares of our common stock initially at a conversion rate of 29.7619 shares per $1,000 principal amount of notes (which represents a conversion price of $33.60 per share) under certain conditions and subject to certain adjustments. You may convert your notes into shares of our common stock prior to stated maturity under the following circumstances: (1) during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price per share of our common stock; (2) during any period after the earlier of (a) the date the notes are rated by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services and (b) June 30, 2004 that (i) the long-term credit rating assigned to the notes by both Moody’s and Standard & Poor’s is lower than B2 and B, respectively, (ii) both Moody’s and Standard & Poor’s no longer rate the notes or have withdrawn their ratings with respect to the notes, or (iii) either Moody’s or Standard & Poor’s no longer rate the notes or have withdrawn or suspended such rating and the remaining rating is lower than B2 or B, as applicable; (3) if we have called the notes for redemption; or (4) upon the occurrence of specified corporate transactions.

The notes will mature on April 1, 2024. We may redeem some or all of the notes for cash at any time on or after April 6, 2011. The redemption prices are described under the caption “Description of the Notes — Optional Redemption.”

The notes are our unsecured obligations and are guaranteed by substantially all of our current and future operating subsidiaries. The notes and the guarantees rank equally with all of our and our guarantors’ senior unsecured indebtedness and rank senior to all of our and our guarantors’ indebtedness that is expressly subordinated to the notes and the guarantees, but will be effectively subordinated to all of our and our guarantors’ existing and future senior secured indebtedness to the extent of the value of the assets securing that indebtedness and to all liabilities of our subsidiaries that are not guarantors.

Holders may require us to purchase all or a portion of their notes for cash on April 1, 2011, April 1, 2014 and April 1, 2019 at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to the repurchase date. In addition, if we experience specified types of fundamental changes on or before April 1, 2011, holders may require us to purchase the notes for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to the repurchase date.

Our common stock is listed on the New York Stock Exchange under the symbol “MEE.” The last reported sale price of our common stock on June 28, 2004, was $27.50 per share.

The notes issued in the initial private placement are eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages Market, commonly referred to as the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the notes on any other national securities exchange or automated quotation system.

Investing in the notes involves risks. See “Risk Factors” beginning on page 7.

Neither the Securities Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 28, 2004

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell the notes and the common stock issuable upon conversion of the notes in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

In this prospectus, we rely on and refer to information regarding the coal industry in the United States from Energy Ventures Analysis, the National Mining Association, Resource Data International, Inc., the United States Department of Energy, and the World Coal Institute. Other than the National Mining Association, of which we are a member, we are not affiliated with any of these organizations. None of these organizations is aware of or has consented to being named in this prospectus. Although we believe that this information is reliable, we have not independently verified the accuracy or completeness of this information.

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read this entire prospectus, including the information set forth in “Risk factors” and all the information incorporated by reference in this prospectus, before making an investment decision.

Unless the context otherwise indicates, references to “Massey Energy,” “we,” “us,” “our” and “our company” in this prospectus refer to Massey Energy Company and its subsidiaries, and references to “A.T. Massey” are to A.T. Massey Coal Company, Inc. and its subsidiaries.

Massey Energy Company

We produce, process and sell high Btu, low sulfur coal of steam and metallurgical grades through our 19 processing and shipping centers, called “resource groups.” These resource groups support our 30 underground mines and 13 surface mines in West Virginia, Kentucky and Virginia. The number of mines may vary from time to time depending on a number of factors, including existing demand for and price of coal and exhaustion of economically recoverable reserves. Steam coal, which accounted for approximately 67% of our produced coal sales volume in the twelve months ended December 31, 2003, is primarily purchased by public utilities as fuel for electricity generation. Approximately 10% of our produced coal sales volume in the twelve months ended December 31, 2003, was generated by sales to industrial customers that use coal with certain quality characteristics for generation of electricity or for process steam. Metallurgical coal, which accounted for approximately 23% of our produced coal sales volume in the twelve months ended December 31, 2003, is used primarily to make coke for use in the manufacture of steel and can also be marketed as an ultra high quality, low sulfur steam coal for electricity generation. Metallurgical coal generally sells at a premium over steam coal because of its unique quality characteristics. During the twelve month period ended December 31, 2003, we sold 41.0 million tons of coal generating produced coal revenues of $1,262.1 million. We have a relatively reliable and stable revenue base.

We are one of the premier coal producers in the United States by several measures:

•	We are the fourth largest coal company in the United States based on produced coal revenues and the sixth largest coal company in the United States based on production;

•	We are the largest coal producer in the Central Appalachian region, the largest coal-producing region by revenues in the United States;

•	We are the largest producer of metallurgical coal in the United States; and

•	We control approximately 2.2 billion tons of proven and probable coal reserves, which, based on current production levels, should last approximately 50 years.

Coal is one of the most abundant, efficient and affordable natural resources, and is primarily used to generate electricity and make coke for the manufacturing of steel. The United States is the world’s second largest producer of coal and is the largest holder of coal reserves in the world, with approximately 250 years of supply based on current production rates. In 2003, total U.S. coal production as estimated by the U.S. Department of Energy was 1.1 billion tons. We believe that the use of coal to generate electricity will grow as the demand for power increases and that Central Appalachian coal will be instrumental in filling that demand.

Competitive Strengths

We believe that our competitive strengths will enable us to enhance our position as one of the premier coal producers in the United States.

•	We are the leading coal producer in Central Appalachia, the largest U.S. coal-producing region by revenues. We are the leading coal producer in the Central Appalachian region with a proven reputation as a skilled, long-term operator. In 2003, our produced coal sales volume in Central Appalachia was approximately 40% greater than the next closest competitor in the region. The Central Appalachian region produces a high Btu, low sulfur coal. In 2003, the region accounted for approximately 38% of U.S. coal revenues and 26% of the estimated Btu of coal production in the United States. We believe our regional focus leads to operating efficiencies and provides us with an in-depth knowledge of the area’s coal reserves, mining conditions, customers, property owners and employee base.

•

We have a large, high quality, diverse reserve base. We control approximately 2.2 billion tons of proven and probable coal reserves, which we estimate to be approximately 30% of the total coal reserves in the Central

Appalachian region, with the next closest competitor controlling an estimated 800 million tons of reserves. Our reserves include both high quality, low sulfur steam coal desired by public utility and industrial customers and metallurgical coal demanded by steel manufacturers. Approximately 1.5 billion tons of our proven and probable coal reserves contain less than 1% sulfur, of which approximately 1.0 billion tons are compliance coal that meets the sulfur emission standards of the Clean Air Act. Our reserve base should last approximately 50 years based on current production levels. We are the largest U.S. producer of premium metallurgical coal which we sell to steel producers domestically and overseas.

•	We have a low level of employee-related long-term liabilities. Our employee-related legacy liabilities are significantly lower than those of our coal industry peers. As of December 31, 2003, we had pension trust assets with a fair market value of approximately $204 million, which were in excess of our plan liabilities of approximately $200 million, despite poor market returns in three of the last four years. Our retiree healthcare benefit liability (OPEB) of approximately $132 million at December 31, 2003, was significantly lower than that of our coal industry peers.

•	We have strong, long-term relationships with a broad base of customers. We have strong relationships with a broad base of over 125 customers. The majority of these customers purchase coal under long-term contracts with terms of one year or longer. Approximately 96% of our produced coal sales volume in 2003 was derived from these long-term contracts. We believe these contracts provide us with stable and predictable cash flow. Many of our customers are well-established public utilities who have been customers of ours for a number of years. In addition, our geographic closeness to our customers relative to competitors who produce coal in the western regions of the United States provides us with an advantage in terms of freight and delivery time.

•	We have built a superior infrastructure and transportation system. Over the last seven years, we have expended approximately $1.6 billion to maintain, upgrade and expand our mining, processing and transporting capabilities. These projects include investments in new mining equipment, expansion of processing plant capacity and development of systems to reduce our reliance on trucking, the most expensive transportation method, including the construction of conveyor belt systems and investments in train loading facilities.

•	We have demonstrated our ability to grow our coal reserves and production through acquisitions and other strategic transactions. We have grown our reserve base and production capacity through the strategic acquisition and integration of coal operations as well as through reserve swaps and coal leases. We have utilized a disciplined acquisition strategy that has helped us to avoid the difficulties often associated with the integration of acquisitions.

•	Our management team has significant experience in the coal industry. Our senior executive officers have an average of 17 years of experience in the coal industry and an average of 15 years of experience with us.

Strategy

Our primary objective is to continue to build upon our competitive strengths to enhance our position as one of the premier coal producers in the United States by:

•	Enhancing profitability through continued safety improvements, productivity gains and cost measurement. We will seek to reduce operating costs and increase profitability at our mines through our safety, productivity and measurement initiatives. We continue to implement safety measures designed to improve our profitability. In addition, we seek to enhance productivity by applying best practices. We also manage costs by generating critical data in a timely manner to measure performance, cost and materials usage in our mining operations.

•	Adjusting production in response to changes in market conditions. We are committed to a strategy of aligning our production with the needs of the market. The capital investments we have made position us to quickly expand our production to meet increases in demand for coal. Our goal is to maximize profits not volume; therefore, our strategy is to sell our coal only at prices that generate the appropriate level of profitability.

•	Expanding use of more productive mining methods. Currently, we engage in four principal coal mining methods: underground “room and pillar” mining, underground longwall mining, highwall mining and surface mining. Because underground longwall mining, highwall mining and surface mining are high-productivity, low-cost mining methods, we will seek to increase production from our use of those methods to the extent permissible and cost-effective.

•	Pursuing strategic acquisitions. We believe that the coal industry will undergo increasing consolidation over the coming years. We plan to build on our position as the largest producer in Central Appalachia by pursuing growth in a disciplined manner through the opportunistic acquisition of additional coal reserves and mining facilities. We believe there are synergistic expansion opportunities in the region to further strengthen our base.

•	Forming strategic contractual arrangements with major customers. We will continue to seek contractual arrangements with customers to provide services in addition to coal. These initiatives strengthen our relationships with our customers and provide opportunities to increase sales.

Our primary executive offices are located at 4 North 4th Street, Richmond, Virginia 23219 and our telephone number is (804) 788-1800.

THE NOTES

The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see “Description of the Notes.” Capitalized terms used but not defined in this summary shall have the meanings given to such terms elsewhere in this prospectus.

Issuer	Massey Energy Company

Notes	On April 7, 2004, we issued in a private placement $175,000,000 aggregate principal amount of 2.25% convertible senior notes due 2024 and authorized the issuance of shares of our common stock issuable upon the conversion of such notes.

Issue price	Each note was issued at 100% of the principal amount plus accrued interest, if any, from April 7, 2004.

Maturity	April 1, 2024, unless earlier converted, redeemed by us at our option or purchased by us at the option of the holders.

Ranking and guarantees	The notes are our senior unsecured obligations. The notes are guaranteed on a senior unsecured basis by substantially all of our current and future operating subsidiaries.

The notes and the guarantees rank equally with all of our and the guarantors’ existing and future senior unsecured debt.

The notes and the guarantees rank senior to all of our and our guarantors’ debt that is expressly subordinated to the notes and the guarantees, but are effectively subordinated to all of our and our guarantors’ existing and future senior secured indebtedness to the extent of the value of the assets securing the indebtedness and to all liabilities of our subsidiaries that are not guarantors.

Interest	2.25% per annum on the principal amount, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2004.

Conversion rights	Holders may convert each of their notes into shares of our common stock only under any of the following circumstances:

•      during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price per share of our common stock;

•      during any period after the earlier of (a) the date the notes are rated by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services and (b) June 30, 2004 that (i) the long-term credit rating assigned to the notes by both Moody’s and Standard & Poor’s is lower than B2 and B, respectively, (ii) both Moody’s and Standard & Poor’s no longer rate the notes or have withdrawn their ratings with respect to the notes, or (iii) either Moody’s or Standard & Poor’s no longer rate the notes or have withdrawn or suspended such rating and the remaining rating is lower than B2 or B, as applicable;

• if the notes have been called for redemption by us; or

• upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions.”

For each $1,000 principal amount of notes surrendered for conversion you will receive 29.7619 shares of our common stock. This represents an initial conversion price of $33.60 per share of common stock based on the issue price per note. As described in this prospectus, the conversion rate may be adjusted upon the occurrence of certain events, but it will not be adjusted for accrued and unpaid interest. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

Sinking fund	None

Optional redemption	Prior to April 6, 2011, the notes will not be redeemable. On or after April 6, 2011, we may redeem for cash all or part of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to but excluding the redemption date. For more information about redemption of the notes at our option, see “Description of the Notes—Optional Redemption.”

Purchase of notes by us at the option of the holder	You have the right to require us to purchase all or a portion of your notes for cash on April 1, 2011, April 1, 2014 and April 1, 2019 (each, a “purchase date”). In each case, the purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to the purchase date. For more information about the purchase of notes by us at the option of the holder, see “Description of the Notes—Purchase of Notes by Us at the Option of the Holder.”

Fundamental change	If we undergo a Fundamental Change (as defined under “Description of the Notes—Fundamental Change Requires Purchase of the Notes by Us at the Option of the Holder”) prior to April 1, 2011, you will have the right, at your option, to require us to purchase any or all of your notes for cash, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the Fundamental Change purchase date. For more information about the purchase of notes by us at the option of the holder following a Fundamental Change, see “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.”

Form	The notes are issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Listing and trading	The notes issued in the initial placement are eligible for trading on the Private Offering, Resales and Trading through Automated Linkages Market commonly referred to as the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the notes on any other national securities exchange or automated quotation system. Our shares of common stock are traded on the New York Stock Exchange under the symbol “MEE.”

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes. See “Selling Securityholders” for a list of those entities receiving proceeds from sale of the notes.

Trustee	Wilmington Trust Company

Risk factors	You should consider carefully the information set forth in the section of this prospectus entitled “Risk Factors” beginning on page 7 and all other information provided to you in this prospectus in deciding whether to invest in the notes.

RISK FACTORS

Investing in the notes will be subject to risks, including risks inherent in our business. The value of your investment may decline and could result in a loss. You should carefully consider the following factors as well as other information contained and incorporated by reference in this prospectus before deciding to invest in the notes, including the factors listed under (1) (a) “Business Risks,” “Customers and Coal Contracts,” “Competition,” “Environmental, Safety and Health Laws and Regulations,” in Item 1 (b) “Legal Proceedings” in Item 3 and (c) “Critical Accounting Policies,” “Certain Trends and Uncertainties” and elsewhere in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2003, which Form 10-K is incorporated by reference in this prospectus and (2) (a) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2 of Part I and (b) “Legal Proceedings” in Item 1 of Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which Form 10-Q is incorporated by reference in this prospectus.

This prospectus and the documents incorporated by reference in this prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the documents incorporated by reference in this prospectus.

Risks Related to the Notes and our Common Stock

Our indebtedness could adversely affect our ability to grow and compete and prevent us from fulfilling our obligations under the notes and our other indebtedness.

As of March 31, 2004, after giving effect to the offering of the notes, we would have had approximately $993.7 million of total indebtedness outstanding, including $283 million aggregate principal amount of 6.95% Senior Notes due 2007, $360 million aggregate principal amount of 6.625% Senior Notes due 2010, $132 million aggregate principal amount of 4.75% Convertible Senior Notes due 2023, $39.6 million of capital lease obligations and $175 million aggregate principal amount of the notes, plus the fair value hedging adjustment of $4.1 million related to an interest rate swap on $240 million of our 6.625% Senior Notes. As of March 31, 2004, after giving effect to the offering of the notes, our indebtedness would have represented 56.7% of our total book capitalization. In addition, we can incur up to $130 million of additional indebtedness under our asset-based revolving credit facility that we entered into in January 2004. Our indebtedness could adversely affect our ability to grow and compete and prevent us from fulfilling our obligations under the notes and our other indebtedness. The preceding discussion does not take into account the use of approximately $100 million of the net proceeds of the initial offering of the notes to buyout equipment lease obligations and repay outstanding indebtedness. See “Use of Proceeds” and “Description of Other Indebtedness.”

Because the notes rank below any secured debt, you may not receive full payment on your notes.

A.T. Massey and other operating subsidiaries are the borrowers or guarantors under our $130 million asset-based revolving credit facility. If we are unable to repay amounts on our secured debt, the lenders could proceed against the collateral securing the debt and we may not have enough assets left to pay you. In addition, we may be unable to make payments on the notes if we are in default under such credit facility.

The notes and the guarantees of the notes are not secured by any of our assets and are effectively subordinated to any existing or future secured indebtedness of us or the guarantors, including our asset-based revolving credit facility, to the extent of the collateral securing such indebtedness. In the event of a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding involving us or the guarantors, or if the debt under any such credit facility is accelerated as a result of a cross-default provision in our outstanding debt or otherwise, the lenders under such facilities would be entitled to exercise the remedies available to secured lenders under applicable law. Our lenders would have a claim on our assets securing our obligations under such facilities. Accordingly, we cannot assure you that there will be sufficient assets remaining to pay amounts due on all or any of the notes or the guarantees of the notes.

The guarantees may not be enforceable because of fraudulent conveyance laws.

The obligation of our subsidiaries, as guarantors of the notes, may be subject to challenge under state, federal or foreign fraudulent conveyance or transfer laws. Under state and federal laws, if a court, in a lawsuit by an unpaid creditor or representative of creditors of such subsidiary, such as a trustee in bankruptcy or the subsidiary in its capacity as debtor-in-possession, were to find that, at the time such obligation was incurred, such subsidiary, among other things:

•	did not receive fair consideration or reasonably equivalent value therefore; and

•	either

•	was insolvent;

•	was rendered insolvent;

•	was engaged in a business or transaction for which its assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured;

a court could void such subsidiary’s obligation under the guarantee, and direct the return of any payment made under the guarantee to the subsidiary or to a fund for the benefit of its creditors.

Moreover, regardless of the factors identified above, such court could void such subsidiary’s obligation, and direct such repayment, if it found that the obligation was incurred with the intent to hinder, delay, or defraud such subsidiary’s creditors. In that event, the holder of the notes would not have the benefit of such subsidiary’s guarantee and would have to look for payment solely from us.

The measure of insolvency for purposes of the above will vary depending upon the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent:

•	if the sum of its debts is greater than the fair value of all of its property;

•	if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature; or

•	if it could not pay its debts as they become due.

Certain of our outstanding indebtedness matures or may mature prior to the maturity of these notes.

Our $283 million 6.95% Senior Notes will mature on March 1, 2007 (to the extent not purchased before that date). Our $130 million asset-based revolving credit facility has a five-year term ending in January 2009. On May 20, 2009, holders of our $132 million 4.75% Convertible Senior Notes may require us to purchase their convertible notes for cash. In addition, holders of these convertible notes also may require us to purchase their 4.75% Convertible Senior Notes upon a fundamental change, which will be deemed to have occurred upon certain change of control transactions. A fundamental change also may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness, under another indenture or other agreement. In addition, on November 15, 2010, our $360 million 6.625% Senior Notes will mature. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to repay such indebtedness. Failure by us to repay such indebtedness when required will result in an event of default with respect to such indebtedness and these notes.

We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.

On April 1, 2011, April 1, 2014 and April 1, 2019, holders of the notes may require us to purchase their notes for cash. In addition, holders of the notes also may require us to purchase their notes upon a Fundamental Change as described under “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.” A Fundamental Change also may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness, under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the notes tendered by holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

The trading prices for the notes will be directly affected by the trading prices of our common stock, our ratings with major credit rating agencies, the prevailing interest rates being paid by companies similar to us, and the overall condition of the financial and credit markets.

The trading prices of the notes in the secondary market will be directly affected by the trading prices of our common stock, our ratings with major credit rating agencies, the prevailing interest rates being paid by companies similar to us, and the overall condition of the financial and credit markets. It is impossible to predict the price of our common stock, the prevailing interest rates or the condition of the financial and credit markets. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the notes, or the perception that such sales could occur, could affect the price of our common stock. Credit rating agencies continually revise their ratings for companies that they follow, including us. Any ratings downgrade could adversely affect the trading price of the notes or the trading market for the notes to the extent a trading market for the notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock. Any trading by arbitrageurs could, in turn, affect the trading prices of the notes.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our restated certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

There is no established trading market for the notes and no guarantee that a market will develop or that you will be able to sell your notes.

The notes sold using this prospectus will not be eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages Market, commonly referred to as the Portal Market, and we do not intend to list the notes on any other national securities exchange or automated quotation system. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Generally, the liquidity of, and trading market for, the notes may also be materially and adversely affected by declines in the market for similar debt securities. Such a decline may materially and adversely affect such liquidity and trading independent of our financial performance and prospects. At the time of the closing of the private placement of the notes by us, the initial purchasers advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to do so and any market-making activity may be discontinued at any time without notice. There can be no assurance that a market for the notes will develop.

Our charter documents and Delaware law may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable, which may adversely affect our stock price.

Our charter documents and Delaware law may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method and for you to receive any takeover premium for our common stock even if some of our stockholders might believe a change in control is desirable. See “Description of Our Common Stock—Anti-Takeover Provisions of Our Restated Certificate of Incorporation and Bylaws and Delaware Law.”

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the notes.

Neither we nor our subsidiaries are restricted under the terms of the notes from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the notes do not require us or our subsidiaries to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability and the ability of our subsidiaries to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our or our subsidiaries’ ability to make payments on the notes when due. In addition, neither we nor our subsidiaries are restricted from repurchasing subordinated indebtedness or common stock by the terms of the notes.

If you are able to resell your notes, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

If you are able to resell your notes, the price you receive will depend on many other factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, duration and volatility of market interest rates generally;

•	the market for similar securities;

•	the market price of our common stock;

•	the redemption and repayment features of the notes to be sold; and

•	the time remaining to the maturity of the notes.

As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

The conditional conversion feature of the notes could result in you receiving less than the value of the common stock into which a note would otherwise be convertible.

The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

The notes may not be rated or may receive a lower rating than anticipated.

If one or more rating agencies assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

FORWARD-LOOKING STATEMENTS

We make certain comments and disclosures in this prospectus which may be forward-looking in nature. Examples include statements related to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding. These forward-looking statements could also involve, among other things, statements regarding our intent, belief or expectation with respect to:

•	our cash flows, results of operations and financial condition;

•	the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

•	governmental policies and regulatory actions;

•	legal and administrative proceedings, settlements, investigations and claims;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	availability of transportation;

•	market demand for coal, electricity and steel;

•	competition;

•	our relationships with, and other conditions affecting, our customers;

•	employee workforce factors;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	future economic or capital market conditions; and

•	our plans and objectives for future operations and expansion or consolidation.

Any forward-looking statements are subject to the risks, uncertainties and assumptions that could cause actual cash flows, results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from those expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions generally. These assumptions would be based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of events beyond our control.

We wish to caution readers that forward-looking statements, including disclosures using words such as we “believe,” “anticipate,” “expect,” “estimate” and similar statements, are subject to certain risks and uncertainties, which could cause actual results to differ materially from expectations. Any forward-looking statements should be considered in context with the various disclosures made by us about our businesses, including without limitation the matters set forth under “Risk Factors.”

RATIOS OF EARNINGS TO FIXED CHARGES

The following table presents our ratio of earnings to fixed charges for years indicated.

	Year Ended October 31						Two Months Ended December 31 2001		Year Ended December 31				Three Months Ended March 31
	1999		2000		2001(1)				2002		2003		2003		2004
Ratio of earnings to fixed charges(2)	19.7	x	13.6	x	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)

(1)	On November 30, 2000, Fluor Corporation, or “Fluor,” completed a reverse spin-off, which divided it into the spun-off corporation, “new” Fluor Corporation and Fluor, subsequently renamed Massey Energy Company, which retained Fluor’s coal-related businesses conducted by A.T. Massey. Further discussion of the spin-off may be found in the notes to our consolidated financial statements, which are incorporated by reference in this prospectus. As New Fluor is the accounting successor to Fluor Corporation, Massey Energy’s equity structure was impacted as a result of the spin-off. We retained $300 million of 6.95% Senior Notes, $278.5 million of Fluor commercial paper, other equity contributions from Fluor, and assumed Fluor’s common stock equity structure. Therefore, the selected consolidated financial and operating data for years prior to 2001 are not necessarily indicative of our results of operations, financial position and cash flows in the future or had we operated as a separate independent company during the periods prior to November 30, 2000.

(2)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income from operations before income taxes plus fixed charges. “Fixed charges” consist of interest and debt expense, capitalized interest and a portion of rent expense we believe to be representative of interest. Earnings for the years ended December 31, 2003 and 2002 and October 31, 2001, for the two months ended December 31, 2001, and for the three months ended March 31, 2004 and 2003, were inadequate to cover fixed charges, with a deficiency of $60.6 million, $57.9 million, $15.9 million, $23.5 million, $17.8 million and $7.8 million, respectively.

USE OF PROCEEDS

We will not receive any of the proceeds of sales of any of the securities covered by this prospectus by the selling securityholders. See “Selling Securityholders” for a list of those entities receiving proceeds from the sale of notes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis, reflecting the issuance of the notes and the application of the net proceeds from the offering of the notes.

You should read this table along with “Use of Proceeds” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and the other financial information included and incorporated by reference in this prospectus.

	As of March 31, 2004
	Actual		As Adjusted
	($ in millions)
Cash and cash equivalents	$131.6	(1)	$301.4	(1)

Short-term debt
Current portion of capital lease obligations	$14.4		$14.4

Total short-term debt	14.4		14.4

Long-term debt
2.25% Convertible Senior Notes due 2024	—		175.0
6.625% Senior Notes due 2010	360.0		360.0
6.95% Senior Notes due 2007	283.0		283.0
4.75% Convertible Senior Notes due 2023	132.0		132.0
Capital lease obligations	25.2		25.2
Fair market hedge value	4.1		4.1

Total long-term debt	804.3		979.3	(2)

Shareholders’ equity
Capital stock
Preferred stock, no par value, 20,000,000 shares authorized, none issued and outstanding	—		—
Common stock, $0.625 par value, 150,000,000 authorized, 75,810,282 issued and outstanding	47.4		47.4
Additional capital	28.6		28.6
Retained earnings	688.5		688.5
Unamortized executive stock plan expense	(5.8)		(5.8)

Total shareholders’ equity	758.7		758.7

Total capitalization	$1,577.4		$1,752.4

(1)	Excludes $105.0 million of funds pledged as collateral to support outstanding letters of credit.

(2)	Does not take into account the possible use of the net proceeds of the notes to buyout equipment lease obligations and repay outstanding indebtedness. See “Use of Proceeds.”

PRICE RANGE OF COMMON STOCK

Our common stock trades on the New York Stock Exchange, or the “NYSE,” under the symbol “MEE.” The following table sets forth on a per share basis the high and low intra-day prices on the NYSE, based upon published financial sources for our common stock and the dividends declared on each share of common stock for the periods indicated.

For a more detailed discussion of our common stock, see “Description of our Common Stock.”

	Common Stock Price
	High	Low	Dividend
Fiscal Year ended December 31, 2002
Quarter ended March 31, 2002	$22.41	$13.45	$0.04
Quarter ended June 30, 2002	18.70	12.26	0.04
Quarter ended September 30, 2002	12.78	5.15	0.04
Quarter ended December 31, 2002	10.80	4.55	0.04
Fiscal Year ended December 31, 2003
Quarter ended March 31, 2003	10.85	7.30	0.04
Quarter ended June 30, 2003	13.03	9.15	0.04
Quarter ended September 30, 2003	14.20	10.80	0.04
Quarter ended December 31, 2003	21.60	13.25	0.04
Fiscal Year ending December 31, 2004
Quarter ended March 31, 2004	24.40	17.99	0.04
Quarter ending June 30, 2004 (through June 28, 2004)	28.20	20.79	0.04

The reported last sale price of our common stock on June 28, 2004 on the NYSE was $27.50 per share. As of March 31, 2004, there were 9,001 holders of record of our common stock and 75,810,282 shares of common stock outstanding.

DIVIDEND POLICY

Our current dividend policy anticipates the payment of quarterly dividends in the future. We are restricted by our asset-based revolving credit facility and our 6.625% Senior Notes to paying dividends not in excess of $25 million in any fiscal year so long as no default exists under the facility or the 6.625% Senior Notes, as the case may be, or would result thereunder from paying such dividend. There are no other restrictions, other than those set forth under Delaware law, our state of incorporation, on our ability to declare and pay dividends. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors and will be dependent upon our future earnings, financial condition, and capital requirements as well as the terms of our financing agreements.

DESCRIPTION OF OTHER INDEBTEDNESS

6.95% Senior Notes

As of March 31, 2004, we had $283.0 million outstanding of 6.95% Senior Notes due 2007. These notes are guaranteed by A.T. Massey. Initially, $300 million of the notes were issued in March 1997 at a discount, for aggregate proceeds of $296.7 million. During the fourth quarter of 2002 and first quarter of 2003, we made several open-market purchases, retiring a total principal amount of $17.0 million of the notes at a cost of $13.1 million plus accrued interest. Interest is payable semiannually on March 1 and September 1 of each year. The notes are redeemable in whole or in part, at our option at any time at a redemption price equal to the greater of (1) 100 percent of the principal amount of the notes or (2) as determined by a Quotation Agent as defined in the offering prospectus.

4.75% Convertible Senior Notes

On May 29, 2003, we issued $132.0 million of 4.75% Convertible Senior Notes due 2023, in a private placement. These notes are guaranteed by A.T. Massey. We subsequently filed a Registration Statement on Form S-3 with the SEC to register the notes for resale. The notes are unsecured obligations ranking equally with all of our other unsecured senior indebtedness. Interest on the notes is payable on May 15 and November 15 of each year. The notes will mature on May 15, 2023; however, we may redeem some or all of the notes at any time on or after May 20, 2009.

Holders of the notes may require us to purchase all or a portion of their notes on May 15, 2009, May 15, 2013 and May 15, 2018. We will pay cash for all notes so purchased on May 15, 2009. For purchases on May 15, 2013 or May 15, 2018, we may, at our option, choose to pay the purchase price for such notes in cash or in shares of our common stock or any combination thereof.

The notes are convertible during certain periods by holders into shares of our common stock initially at a conversion rate of 51.573 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events) under the following circumstances: (1) if the price of our common stock reaches specified thresholds; (2) if the notes are redeemed by us; (3) upon the occurrence of certain specified corporate transactions; or (4) if the credit ratings assigned to the notes decline below specified levels.

6.625% Senior Notes

On November 10, 2003, we issued $360 million of 6.625% Senior Notes due 2010, in a private placement. We subsequently filed a Registration Statement on Form S-4 with the SEC to register these notes and in March 2004 completed an exchange offer of registered 6.625% Senior Notes due 2010 for the unregistered notes. The notes are unsecured obligations ranking equally with all of our other unsecured senior indebtedness and are guaranteed by substantially all of our current and future operating subsidiaries. At any time after November 15, 2007, we may redeem all or part of the notes.

Asset-Based Revolving Credit Facility

On January 20, 2004, A.T. Massey and certain of its subsidiaries, as co-borrowers, entered into an asset-based revolving credit facility providing for borrowings of up to $130 million at any time outstanding, depending on the level of eligible inventory (including pit inventory) and accounts receivable. The credit facility also includes a $100 million letter of credit subfacility. Massey Energy and substantially all of the other subsidiaries have guaranteed the obligations of A.T. Massey and the other borrowers. As security for the financing, the borrowers and the guarantors granted the lenders first priority pledges of equity interests in substantially all of A.T. Massey’s subsidiaries, first priority security interests in coal inventory, accounts receivable and other intangible assets, and first mortgage liens on certain owned coal reserves. The security for the financing also includes a negative pledge on fixtures, equipment and certain other of the companies’ assets. The credit facility has a five-year term ending in January 2009.

Fair Value Hedge

On November 10, 2003, we entered into a fixed interest rate to floating interest rate swap agreement with a highly rated financial institution covering a notional amount of debt of $240 million. We designated this swap as a fair value hedge of a portion of our 6.625% Senior Notes. Under the swap, we will receive interest payments at a fixed rate of 6.625% and will pay a variable rate that is based on six-month LIBOR plus 216 basis points. The payments received or disbursed in connection with the interest rate swap are included in Interest expense, net in our consolidated financial statements. The initial term of this swap agreement expires on November 15, 2010; however, the counterparty to the swap agreement has an option to terminate the swap, in whole or in part, after November 15, 2007 upon payment of an early termination fee equal to the early redemption premium on our 6.625% Senior Notes. The terms of the swap agreement mirror the terms of the hedged portion our 6.625% Senior Notes.

DESCRIPTION OF THE NOTES

General

The notes were issued under an indenture between us and Wilmington Trust Company, as trustee, dated as of May 29, 2003, together with the first supplemental indenture, dated as of May 29, 2003, and the second supplemental indenture dated as of April 7, 2004 (the “indenture”).

The following discussion summarizes the material provisions of the indenture under which the notes were issued. Because this is only a summary, it is not complete and does not describe every aspect of the notes and the indenture. Whenever there is a reference to particular defined terms of the indenture, the defined terms are incorporated by reference, and the statement is qualified in its entirety by that reference. Capitalized terms are terms that are defined in the indenture.

A copy of the indenture is available from us upon request. You should read the indenture for provisions that may be important to you but which may not be included in this summary.

The notes will mature on April 1, 2024 unless earlier converted, redeemed or purchased. The notes were initially offered at a price to investors of $1,000 per note. You have the option, subject to fulfillment of certain conditions and during the periods described below, to convert your notes into shares of our common stock initially at a conversion rate of 29.7619 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of $33.60 per share of common stock based on the issue price of the notes. The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note, you will receive only shares of our common stock and a cash payment to account for fractional shares.

If any interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change), as the case may be, to the date of that payment on the next succeeding business day.

The notes were issued only in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount. Notes were issued in an aggregate principal amount of $175.0 million.

As used in this prospectus, “business day” means, with respect to any note, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

When we refer to “common stock,” we mean Massey Energy Company common stock, par value $0.625, which is the only outstanding class of our common stock.

Ranking

The notes are our general unsecured obligations. The notes rank senior in right of payment to all of our existing and future obligations that are, by their terms, expressly subordinated in right of payment to the notes and pari passu in right of payment with all of our existing and future unsecured obligations that are not so subordinated. Each note guarantee (as defined below) is a general unsecured obligation of the guarantor thereof and will rank senior in right of payment to all existing and future obligations of such guarantor that are, by their terms, expressly subordinated in right of payment to such note guarantee and pari passu in right of payment with all existing and future unsecured obligations of such guarantor that are not so subordinated.

The notes and each note guarantee are also effectively subordinated to our secured indebtedness and the applicable guarantor to the extent of the value of the assets securing such indebtedness.

The notes and each note guarantee are also effectively subordinated to all existing and future obligations, including indebtedness, of any of our and each guarantor’s subsidiaries that are not guarantors. Claims of creditors of these subsidiaries, including trade creditors, will generally have priority as to the assets of these subsidiaries over claims by us and such guarantors and the holders of our indebtedness, including the notes and note guarantees.

As of December 31, 2003, assuming this offering and related transactions had occurred on that date, we and the guarantors would have had no secured indebtedness outstanding. The indenture does not limit the amount of additional secured indebtedness that we and our subsidiaries may incur, and the amount of this indebtedness could be substantial.

Guarantees

Our obligations under the notes and the indenture are guaranteed (each, a “note guarantee”) by substantially all of our subsidiaries other than any unrestricted subsidiaries under the indenture governing the 6.625% Senior Notes due 2010 (the “6.625% Senior Notes Indenture”). In addition, certain future subsidiaries will not be required to become guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us or to their guarantor parents. Revenues generated by the guarantors constituted substantially all of our revenues for the twelve-month period ended December 31, 2003, and assets held by the guarantors constituted substantially all of our consolidated assets as of December 31, 2003.

The obligations of each subsidiary guarantor under its note guarantee are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such subsidiary guarantor and after giving effect to any collections from or payments made by or on behalf of any other subsidiary guarantor in respect of the obligations of any such other subsidiary guarantor under its note guarantee or pursuant to its contribution obligations under the indenture, result in the obligations of any such subsidiary guarantor under its note guarantee not constituting a fraudulent conveyance, fraudulent transfer or similarly avoidable transaction under U.S. federal or state law. Each subsidiary guarantor that makes a payment or distribution under its note guarantee is entitled to a contribution from each other subsidiary guarantor in a pro rata amount based on adjusted net assets of each subsidiary guarantor.

In the event of a sale or other disposition of all of the assets of any subsidiary guarantor, by way of merger, amalgamation, consolidation, plan of arrangement or otherwise, or a sale or other disposition of all the equity interests of any subsidiary guarantor then held by us and our subsidiaries, then that subsidiary guarantor will be released and relieved of any obligations under its note guarantee. In addition, the indenture provides that any subsidiary guarantor that is designated as an unrestricted subsidiary under the 6.625% Senior Notes Indenture or that otherwise ceases to be a subsidiary guarantor, in each case in accordance with the provisions of the indenture, will be released from its note guarantee upon effectiveness of such designation or when it first ceases to be a subsidiary, as the case may be.

Additional Note Guarantees

If any subsidiary (other than an unrestricted subsidiary under the 6.625% Senior Notes Indenture) that is not a guarantor incurs any indebtedness (other than indebtedness owing to us or another subsidiary (other than an unrestricted subsidiary under the 6.625% Senior Notes Indenture)), including any guarantee of any of our or our subsidiary’s indebtedness (other than a guarantee of indebtedness owing to us or our subsidiary (other than an unrestricted subsidiary under the 6.625% Senior Notes Indenture)), then we shall cause such subsidiary to:

•	execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such subsidiary shall issue a note guarantee; and

•	deliver to the trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture and note guarantee have been duly authorized, executed and delivered by such subsidiary and constitute legal, valid, binding and enforceable obligations of such subsidiary.

Thereafter, such subsidiary shall be a guarantor for all purposes of the indenture. We may cause any other subsidiary of ours to issue a note guarantee and become a guarantor. At any time the indebtedness or guarantee of indebtedness referred to above is repaid or released without further obligation by such subsidiary, such subsidiary need no longer be a guarantor for purposes of this covenant, and the trustee shall promptly execute such documents and instrument as we or such subsidiary may request to evidence the termination of the notes guarantee.

We and our subsidiaries shall not be required to comply with the provisions of this covenant during any Suspension Period.

“Suspension Period” means any period in which the notes are rated Investment Grade by both Rating Agencies and no Default has occurred and is continuing under the indenture.

“Investment Grade” designates a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s.

“S&P” means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., and its successors.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Rating Agencies” means S&P and Moody’s.

“Default” means (1) any event of default under the indenture or (2) any event, act or condition that, after notice or the passage of time or both, would be an event of default.

Interest

The notes will bear interest at a rate of 2.25% per annum. Interest shall be payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 2004.

Interest will be paid to the person in whose name each note is registered at the close of business on the fifteenth calendar day immediately preceding each semi-annual interest payment date (whether or not a business day); provided, however, interest payable upon redemption or purchase by us will be paid to the person to whom principal is payable, unless the redemption date or purchase date, as the case may be, is an interest payment date. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months, and will accrue from April 7, 2004 or from the most recent interest payment date to which interest has been paid or duly provided for.

Optional Redemption

No sinking fund is provided for the notes. Prior to April 6, 2011, the notes will not be redeemable. On or after April 6, 2011 we may redeem for cash all or part of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to but excluding the redemption date. We will provide not less than 30 nor more than 60 days notice mailed to each registered holder of the notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert each of their notes into shares of our common stock initially at a conversion rate of 29.7619 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $33.60 per share of common stock based on the issue price per note). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will satisfy our obligation to pay the note. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see “Material U.S. Federal Tax Considerations.” The trustee will initially act as the conversion agent.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of our common stock into which any notes are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

If a holder has already delivered a purchase notice as described under either “—Purchase of Notes by Us at the Option of the Holder” or “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or (3) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

Holders may surrender their notes for conversion into shares of our common stock prior to stated maturity in only the following circumstances.

Conversion upon Satisfaction of Sale Price Condition

A holder may surrender any of its notes for conversion into shares of our common stock in any calendar quarter after the quarter ending June 30, 2004 (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price per share of our common stock on such last trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion upon Credit Ratings Event

After the earlier of (a) the date the notes are rated by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services and (b) June 30, 2004, you may surrender your notes for conversion into our common stock prior to maturity during any period in which (i) the long-term credit rating assigned to the notes by both Moody’s and Standard & Poor’s is lower than B2 and B, respectively, (ii) both Moody’s and Standard & Poor’s no longer rate the notes or have withdrawn their ratings with respect to the notes, or (iii) either Moody’s or Standard & Poor’s no longer rate the notes or have withdrawn or suspended such rating and the remaining rating is lower than B2 or B, as applicable. References to Moody’s and Standard & Poor’s shall include any successors to these entities.

Conversion upon Notice of Redemption

If we call any or all of the notes for redemption, holders may convert notes into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time. If a holder already has delivered a purchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Conversion upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the applicable record date for such transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its notes as described below under “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.”

Conversion Rate Adjustments

The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) the payment of dividends, or distributions, of common stock on common stock;

(2) the issuance to all holders of common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days from the date of issuance of the rights, warrants or options to subscribe for or purchase common stock at less than the current market price thereof;

(3) subdivisions, splits and combinations of common stock;

(4) distributions to all holders of common stock of evidences of our indebtedness, shares of capital stock, securities, cash, property or assets (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash); in the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the NYSE or such other national or regional exchange or market on which the securities are then listed or quoted;

(5) any distribution by us consisting exclusively of cash to all holders of our common stock, excluding any cash dividend on our common stock to the extent that the aggregate cash dividend on our common stock in any quarterly period does not exceed $0.04 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) (the “dividend threshold amount”), in which event the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, whose numerator will be the average closing sale price of our common stock for the five consecutive trading days immediately prior to the record date of the cash distribution and whose denominator will be the same price per share of common stock as used in the numerator minus the amount per share of such dividend increase (as defined below) or distribution.

If an adjustment is required to be made under this clause as a result of a cash dividend in any quarterly period that exceeds the dividend threshold amount, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount (the “dividend increase”). If an adjustment is otherwise required to be made under this clause, the adjustment would be based upon the full amount of the distribution; or

(6) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock which involves an aggregate consideration that, together with (a) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the common stock concluded within the preceding 12 months and

(b) the aggregate amount of any all-cash distributions to all holders of shares of common stock within the preceding 12 months, exceeds the product of $0.16 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) multiplied by the number of shares of common stock outstanding on the expiration of the tender or exchange offer.

In addition to these adjustments, we may increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days notice of such an increase in the conversion rate. For a discussion of the United States federal income tax treatment of an adjustment to the conversion rate of the notes, see “Material U.S. Federal Tax Considerations—U.S. Holders—Deemed Distributions.”

The “current market price” per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question (including upon the occurrence of a Fundamental Change) and the day before the “ex-dividend trading” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term “ex-dividend trading,” when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1% will be carried forward and taken into account in any subsequent adjustment.

Purchase of Notes by Us at the Option of the Holder

Holders have the right to require us to purchase all or a portion of their notes on April 1, 2011, April 1, 2014 and April 1, 2019 (each, a “purchase date”) at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the purchase date. We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Also, as described in the “Risk factors” section of this prospectus under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes,” we may not have funds sufficient to purchase the notes when we are required to do so.

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things, the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures. You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Fundamental Change Requires Purchaser of Notes by Us at the Option of the Holder

If a Fundamental Change (as defined below in this section) occurs at any time prior to April 1, 2011, you will have the right, at your option, to require us to purchase any or all of your notes for cash, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the Fundamental Change purchase date. If a Fundamental Change occurs on or after April 1, 2011, no holder will have a right to require us to purchase any notes, except as described above under “—Purchase of Notes by Us at the Option of the Holder.”

A “Fundamental Change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

•	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors; or

•	consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property, or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change.

A Fundamental Change will not be deemed to have occurred in respect of either of the foregoing, however, if either:

•	the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the notes immediately before the Fundamental Change or the public announcement thereof, or

•	at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations, or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Fundamental Change;

•	the date of the Fundamental Change;

•	the last date on which a holder may exercise the purchase right;

•	the Fundamental Change purchase price;

•	the Fundamental Change purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	the notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver prior to the close of business on the business day immediately preceding the purchase date, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

We will be required to purchase the notes no later than 35 days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. You will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

The rights of the holders to require us to purchase their notes upon a Fundamental Change could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the initial purchasers. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchasers and us.

The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

At the option of the holders, no notes may be purchased upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See “Risk Factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.” If we fail to purchase the notes when required following a Fundamental Change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Mergers and Sales of Assets

We may not consolidate or merge with or into any other person, including any other entity, or convey, transfer or lease all or substantially all of our properties and assets to any person or group of affiliated persons unless:

•	we are the continuing corporation or the person, if other than us, formed by such consolidation or with which or into which we are merged or the person or group of affiliated persons to which all or substantially all our properties and assets are conveyed, transferred or leased is a corporation organized and existing under the laws of the United States, any of its states or the District of Columbia and expressly assumes our obligations under the notes and the indenture; and

•	immediately after giving effect to the transaction, there is no default and no event of default under the indenture.

If we consolidate with or merge into any other corporation or convey, transfer or lease all or substantially all of our property and assets as described in the preceding paragraph, the successor corporation shall succeed to and be substituted for us, and may exercise our rights and powers under the indenture, and after any such contemplated transaction, except in the case of a lease, we will be relieved of all obligations and covenants under the indenture and the notes.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions occurring prior to April 1, 2011 could constitute a Fundamental Change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

Each of the following constitutes an event of default with respect to the notes:

•	default in the payment of any interest when it becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of principal of or any premium on any note when it becomes due and payable;

•	failure to pay when due any interest on any note that continues for 60 days;

•	default in our obligation to purchase notes upon the occurrence of a Fundamental Change or exercise by a holder of its option to require us to purchase such holder’s notes;

•	default in our obligation to redeem notes after we have exercised our redemption option;

•	default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right;

•	default in the performance, or breach, of any covenant or warranty of ours or of any guarantor in the indenture and continuance of such default or breach for a period of 90 days after written notice thereof to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes;

•	a default under any debt by us or any subsidiary of ours that results in the acceleration of the maturity of such debt or failure to pay any such debt, or failure to pay any such debt at maturity, in an aggregate amount greater than $25 million or its foreign currency equivalent at the time and such debt is not discharged or the acceleration is not annulled within seven days of written notice of acceleration;

•	any note guarantee of any Significant Subsidiary (as defined below) ceases to be in full force and effect (other than in accordance with the terms of such note guarantee and the indenture) or is declared null and void and unenforceable or found to be invalid by a court of competent jurisdiction or any such guarantor denies in writing its liability under its note guarantee (other than by reason of release of any such guarantor from its note guarantee in accordance with the terms of the indenture and the note guarantee); and

•	certain events of bankruptcy, insolvency and reorganization (each, a “bankruptcy event”).

“Significant Subsidiary” means (1) any guarantor that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any guarantor that, when aggregated with all other guarantors that are not otherwise Significant Subsidiaries and as to which any bankruptcy event has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

If an event of default (other than an event of default specified in the last bullet point above) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of and accrued and unpaid interest and liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in the last bullet point above occurs, all unpaid principal of, and premium, if any, and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, interest or liquidated damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, interest and liquidated damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, or interest on the notes (other than the non-payment of principal of, interest and liquidated damages, if any, and interest on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture and are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not:

•	reduce the percentage of the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note;

•	reduce the rate of or change the time for payment of interest on any notes;

•	waive a default or event of default in the payment of principal of or interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest or liquidated damages, if any, on the notes;

•	except as permitted by the indenture, increase the conversion price or modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders;

•	make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision;

•	reduce the redemption price, purchase price or Fundamental Change purchase price of the notes; or

•	make any change that adversely affects the right to convert the notes.

Notwithstanding the foregoing, without the consent of any holder, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which they may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “—Mergers and Sales of Assets;”

•	provide for exchange rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	reduce the conversion price;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Governing Law

The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of our common stock, accrued interest payable on the notes and the conversion price of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Form, Exchange, Registration and Transfer

The notes are issued in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration. Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which will initially be the Corporate Trust Office of the trustee in The City of New York.

The notes will be exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. The security registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any notes:

•	during a period of 15 days before any selection of notes for redemption;

•	if the notes have been called for redemption in whole or in part, except the unredeemed portion of any notes being redeemed in part; or

•	in respect of which a purchase notice has been given and not withdrawn, except the portion of the note not purchased of any note being purchased in part.

The registered holder of a note will be treated as the owner of it for all purposes.

Replacement of Notes

We will replace any notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Book-Entry; Delivery and Form, Global Note

The notes were issued only in the form of a single, permanent global note in definitive, fully-registered form without interest coupons. The global note is deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchases), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Upon the issuance of the global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts to be credited shall be designated by the initial purchases of such beneficial interests. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any Notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants.

Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Concerning the Trustee

Wilmington Trust Company is the trustee, security registrar, paying agent and conversion agent.

The trustee is under no obligation to exercise any of its powers at the request of any of the holders of the notes unless those holders have offered to the trustee security or indemnity satisfactory to it against the cost, expenses and liabilities it might incur as a result. The holders of a majority in principal amount of the notes outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or the exercise of any trust or power of the trustee. The trustee will not be liable for any action that it takes or omits to take in good faith in accordance with any such direction.

If the trustee is one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received from any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

DESCRIPTION OF OUR COMMON STOCK

We are incorporated in Delaware. The rights of our stockholders are governed by Delaware law and our restated certificate of incorporation and bylaws. The following briefly summarizes the provisions of Delaware law, our restated certificate of incorporation and bylaws that would be important to holders of our common stock. The following description is not complete and is subject to, and qualified in its entirety by reference to, Delaware law and the terms and provisions of our restated certificate of incorporation and bylaws.

General

Our restated certificate of incorporation authorizes the issuance of 150 million shares of common stock, $0.625 par value per share. As of March 31, 2004, there were 75,810,282 shares of common stock issued and outstanding, which were held by 9,001 stockholders of record. Our restated certificate of incorporation also authorizes the issuance of 20 million shares of preferred stock. As of the date hereof, there were no shares of our preferred stock outstanding.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on generally by stockholders, except the election of directors as to which our restated certificate of incorporation grants cumulative voting rights to stockholders. Except as otherwise required by law or with respect to any outstanding series of our preferred stock, the holders of our common stock possess all voting power.

Under our bylaws, stockholder action is effective upon majority vote. However, an affirmative vote of the holders of at least 80% of the voting power of our outstanding shares is required for the approval of any proposal to amend or repeal our bylaws or to:

•	merge or consolidate with another corporation that, together with its affiliates, beneficially owns more than 5% of the voting power of our outstanding shares (such other corporation and its affiliates referred to as a “related corporation”);

•	sell or exchange all or substantially all of our assets or business to or with a related corporation; or

•	issue or deliver any stock or other securities in exchange or payment for any assets or property of, or securities issued by, a related corporation;

unless such actions are approved by our board of directors before the acquisition by the related corporation of beneficial ownership of more than 5% of the voting power of our outstanding shares.

Furthermore, the affirmative vote of the holders of at least 80% of the voting power of our outstanding shares must approve changes to provisions in our restated certificate of incorporation relating to:

•	amendment of our restated certificate of incorporation or bylaws;

•	classification of our board of directors;

•	prohibition of stockholder action without a meeting;

•	cumulative voting;

•	vote required for certain extraordinary transactions with related corporations; and

•	appraisal rights.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any of our preferred stock that may be outstanding, holders of shares of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up.

Classification of Our Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our directors are elected each year. We believe that a classified board of directors will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors because a majority of the directors at any given time will have prior experience as directors of Massey Energy. This provision should also help to ensure that, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock we will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all of our stockholders.

A classified board of directors could prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the third party obtains the controlling stock interest. This could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Massey Energy and could thus increase the likelihood that incumbent directors will retain their positions.

Miscellaneous

Holders of our common stock have no preferences or preemptive, conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by us, and the holders of our common stock will not be liable for any of our liabilities.

Our common stock is listed on the NYSE under the symbol “MEE.”

Anti-Takeover Provisions of Our Restated Certificate of Incorporation and Bylaws and Delaware Law

General

Our restated certificate of incorporation, bylaws and Section 203 of the Delaware General Corporation Law contain provisions that may have the effect of impeding the acquisition of control of Massey Energy by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt that is unfair to our stockholders.

Restated Certificate of Incorporation and Bylaw Provisions

Preferred Stock. Under our restated certificate of incorporation, our board of directors has the authority, without further stockholder approval, to issue preferred stock in series and to fix the designations, voting power, preferences and rights of the shares of each series and any qualifications, limitations or restrictions with respect to that series. Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of Massey Energy by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of Massey Energy without any further action by our stockholders.

Other Provisions. Other provisions of our restated certificate of incorporation and bylaws that may make replacing our board more difficult include:

•	80% supermajority voting requirements to approve certain extraordinary corporate transactions or certain amendments to our restated certificate of incorporation and bylaws;

•	classification of our board of directors;

•	prohibition on stockholders calling a meeting or acting by written consent;

•	requirements for advance notice for raising business or making nominations at stockholder meetings; and

•	ability of our board of directors to increase the size of the board and fill vacancies on the board.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. The provisions of Section 203 prohibit us from engaging in certain “business combinations” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, unless one of the following conditions is satisfied:

•	before the date that the person became an interested stockholder, our board of directors approved the transaction or business combination that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock; or

•	on or after the date that the person became an interested stockholder, the business combination is approved by our board of directors and by the holders of at least 66 2/3% of our outstanding voting stock, excluding voting stock owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who together with that person’s affiliates and associates owns, or within the previous three years did own, 15% or more of our outstanding voting stock.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Limitation of Liability and Indemnification Matters

Our restated certificate of incorporation requires that our directors and officers be indemnified to the maximum extent permitted by Delaware law.

Our restated certificate of incorporation includes a provision eliminating, to the fullest extent permitted by Delaware law, director liability for monetary damages for breaches of fiduciary duty.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

General

This section summarizes certain material U.S. federal income and, in the case of Non-U.S. holders (as defined below), certain material estate tax consequences of the purchase, ownership, and disposition of the notes, and where noted, the common stock issuable upon their conversion as of the date of this prospectus. However, the discussion is limited in the following ways:

•	The discussion covers you only if you hold the notes or the common stock issuable upon their conversion as capital assets (that is, for investment purposes), and if you do not have a special tax status. For example, this discussion does not cover you if you are a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, tax-exempt investor, expatriate, partnership or other pass-through entity or investor in such entity or if you hold the notes or the common stock issuable upon their conversion as part of a hedge, straddle, “synthetic security” or other integrated transaction for U.S. federal income tax purposes, or if your functional currency is not the U.S. dollar.

•	The discussion does not cover tax consequences that depend upon your particular tax situation.

•	The discussion is based on current law. Changes in the law (including possibly on a retroactive basis) may change the tax treatment of the notes or the common stock issuable upon their conversion.

•	The discussion does not cover any alternative minimum tax consequences or the laws of any state, local or foreign government that may be applicable to the notes or the common stock issuable upon their conversion.

•	We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of owning the notes or the common stock issuable upon their conversion. As a result, the IRS could disagree with portions of this discussion.

A “U.S. holder” is a beneficial owner of the notes or the common stock issuable upon their conversion that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or if the trust existed on April 20, 1996 and has validly elected to continue to be treated as a domestic trust.

The term “Non-U.S. holder” refers to any beneficial owner of the notes or the common stock issuable upon their conversion that is not a U.S. holder; provided that, the definition of a Non-U.S. holder for U.S. federal estate tax purposes may differ from the foregoing U.S. federal income tax definition (and you should consult with your tax advisor regarding such differences).

If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of the notes or the common stock issuable upon their conversion, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

If you are considering buying the notes, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes, including the conversion of the notes into common stock, and the application of the U.S. federal income tax laws to your particular situation.

U.S. Holders

Taxation of Interest

U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe that the notes were not issued with original issue discount.

Market Discount

If you purchase a note with “market discount,” which generally occurs when the purchase price for the note is less than the note’s principal amount, you will be subject to special rules. Under a de minimis exception, however, those special rules will not apply if the amount of market discount does not exceed one quarter of one percent for each full year remaining until the maturity of the notes. If the special rules apply, any gain that you recognize upon a sale or other disposition of the note generally will be treated as ordinary income rather than capital gain to the extent of that portion of the market discount that accrued prior to the disposition. Market discount will accrue on a straight-line basis over the remaining term of the note, unless you elect to compute accrued market discount based on the economic yield of the note. If you hold a note with market discount, you might be required to recognize gain to the extent of accrued market discount even if you dispose of the note in a way, such as a gift, that would not normally result in the recognition of gain. The market discount rules will not affect your tax consequences upon conversion of the note, which generally will be nontaxable as described under “—Conversion of the Notes into Our Common Stock.” Any market discount accrued prior to conversion, however, will attach to the stock received on conversion, so that gain you recognize upon disposition of the stock will be treated as ordinary income to the extent of the accrued market discount. Finally, if your purchase of a note is debt-financed, you generally will not be entitled to deduct interest expense allocable to accrued market discount until you recognize the corresponding interest income. You may elect to include market discount in income as it accrues. If you make that election, all gain on a disposition of the note generally will be capital gain, and the rules deferring your deduction of interest on a related loan will not apply.

Acquisition Premium

If you purchase a note at a premium (that is, at a price that exceeds the note’s principal amount plus accrued interest), you generally may elect to amortize the premium as a reduction in interest income from the note, so that the interest income will reflect your economic yield on the note. The premium is not amortizable, however, to the extent that it is attributable to the value of the conversion privilege of the note. Once made, such an election is revocable only with IRS consent. The election applies to all bonds, other than bonds the interest on which is not taxable, you hold during or after the taxable year for which the election is made, including bonds you acquire after that year. If you elect to amortize premium, the amortized premium will reduce your tax basis in the note.

Sale or Other Taxable Disposition of the Notes

On the sale, exchange, retirement, redemption or other taxable disposition of the notes:

•	You will have taxable gain or loss equal to the difference between the amount that you receive (to the extent such amount does not represent accrued but unpaid interest, including accrued but unrecognized market discount, which will be treated as such) and your adjusted tax basis in the notes.

•	Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the notes for more than one year.

Purchase of the Notes for Cash

In certain circumstances, if you elect to require us to purchase the notes before their maturity date, we will purchase the notes for cash (in addition to paying cash for any accrued but unpaid interest, which will be treated as such). See “Description of the Notes—Purchase of Notes by Us at the Option of the Holder.” The discussion in the preceding section (“—Sale or Other Taxable Disposition of the Notes”) will apply if you elect to require us to purchase the notes before their maturity.

Conversion of the Notes into Our Common Stock

If you convert the notes into our common stock:

•	You will not recognize gain or loss on the conversion of the notes into our common stock, except if you receive cash in lieu of a fractional share.

•	Your tax basis in our common stock received upon conversion of the notes will be equal to your aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share.

•	The holding period of the common stock you receive upon conversion of the notes generally will include the period during which you held the notes prior to the conversion.

•	Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of conversion.

•	The amount of any market discount accrued with respect to the converted note but not included in income will attach ratably to the common stock received, including any fractional share received. That market discount generally will be recognized as ordinary income, to the extent of gain realized, when you dispose of the common stock.

Distributions on Our Common Stock

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If you are a U.S. non-corporate taxpayer and satisfy certain other conditions, distributions that are treated as dividends will constitute “qualified dividend income,” which is taxed at capital gains rates, rather than at ordinary income rates. If you are a U.S. corporation, dividends paid to you may qualify for a dividends-received deduction, if certain conditions are met.

To the extent that you receive distributions on our common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces your basis in the common stock. Any such distribution in excess of your basis in the common stock will be treated as capital gain.

Deemed Distributions

The conversion rate of the notes is subject to adjustment under certain circumstances, as described under “Description of the Notes—Conversion Rights.” Certain adjustments to the conversion rate may cause you to be treated as having received a distribution. For example, an increase in the conversion rate of the notes in the event of a distribution of our evidences of indebtedness to holders of our common stock or in the event of an extraordinary cash dividend generally will result in a deemed distribution to U.S. holders of the notes. Such a distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under “—Distributions on Our Common Stock.”

Sale, Exchange or Other Taxable Disposition of Our Common Stock

If you sell, exchange or otherwise dispose of your shares of our common stock in a taxable disposition, you will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and your adjusted tax basis in those shares. Any such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the shares of common stock for more than one year. However, gain attributable to accrued market discount that attached to the common stock upon conversion of the notes will be taxable as ordinary income. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Withholding Tax on Payments of Principal and Interest on the Notes

Generally, payments of principal and interest on a note will not be subject to the 30% U.S. federal withholding tax, provided that in the case of an interest payment:

•	you do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

•	you are not a controlled foreign corporation that is related to us within the meaning of U.S. federal income tax laws; and

•	you are either (A) the beneficial owner of the note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a U.S. person and provide your name and address on an IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of your trade or business (a “financial institution”) and hold the notes, and you certify under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner or by a financial institution between you and the beneficial owner, and you furnish the payor with a copy thereof, unless in each case the payor or agent knows or has reason to know that you are not entitled to an exemption.

Additional exemptions may apply to holders who hold the notes through “qualified intermediaries” within the meaning of U.S. federal income tax laws.

The amounts of interest that do not meet the foregoing requirements and that are not U.S. trade or business income (as described in the next paragraph) will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. holder must provide a properly completed and executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest. These forms must be periodically updated.

Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to interest payments on a note if such interest is effectively connected with your conduct of a trade or business in the United States. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, effectively connected interest will be included in the earnings and profits of such foreign corporations.

Non-U.S. holders should consult their tax advisors about any applicable income tax treaties, which may provide an exemption from or a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Dividends on Our Common Stock

Dividends, if any, paid on our common stock to you, and any deemed dividends resulting from an adjustment to the conversion price (see “—U.S. Holders—Deemed Distributions” above), generally will be subject to a 30% U.S. federal withholding tax, subject to reduction or elimination if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. However, except with respect to the treatment of qualified dividend income paid to U.S. non-corporate taxpayers and to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade of business in the United States. You will not be entitled to a reduction in or an exemption from U.S. federal withholding tax if the payor or agent knows or has reason to know that you are not entitled to a reduction or exemption.

Gain on Sale or Other Taxable Disposition of the Notes or Common Stock

We probably are a “U.S. real property holding corporation” for U.S. federal income tax purposes. If our common stock continues to be regularly traded on an established securities market, the following Non-U.S. holders of the notes or common stock will be subject to U.S. federal income tax on a disposition of the notes or common stock:

•	a Non-U.S. holder whose notes on the date(s) any such notes were acquired had a fair market value greater than the fair market value of 5% of our common stock, and

•	a Non-U.S. holder who owns or owned (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock (including common stock received on conversion).

Otherwise, you generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange, retirement, redemption or other taxable disposition of a note, or the sale or exchange of our common stock unless:

•	you are an individual present in the United States for 183 days or more in the year of such sale or other disposition and certain other requirements are met;

•	the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with your conduct of a trade or business in the United States and, if you are entitled to the benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base in the United States; or

•	our common stock ceases to be regularly traded on an established securities market and we are a “U.S. real property holding corporation.”

An individual Non-U.S. holder described in the first bullet above will be subject to a flat 30% (or at a reduced rate under an applicable income tax treaty) U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even through the holder is not considered a resident of the United States. An individual Non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale, unless an applicable income tax treaty provides otherwise. A Non-U.S. holder that is a foreign corporation and is described in the second bullet point above will be subject to tax on gain under regular graduated U.S. federal income taxes and, in addition, may be subject to a “branch profits tax” at a 30% rate or lower rate if so specified by an applicable income tax treaty. A Non-U.S. holder described in the third bullet point will generally be subject to U.S. federal income tax on the net gain derived from the sale, in the same manner as a U.S. holder, unless an applicable income tax treaty provides otherwise.

Even if you would otherwise generally be subject to U.S. federal income tax on a disposition of the notes, all or part of the gain realized on your conversion of the notes into common stock may qualify for nonrecognition treatment, as described above in “U.S. Holders—Conversion of the Notes into Our Common Stock.”

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death provided that:

•	any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the rules described in the bullet points above under “—Withholding Tax on Payments of Principal and Interest on the Notes,” without regard to the certification requirements of the last bullet point; and

•	interest on the notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Your estate will be subject to U.S. federal estate tax on our common stock beneficially owned by you at your death or that was the subject of certain lifetime transfers, unless an applicable estate tax treaty provides otherwise. Estates of decedents who were not citizens or residents of the United States (as defined for U.S. federal estate tax purposes) are generally allowed a statutory credit that has the effect of offsetting the federal estate tax imposed on the first $60,000 of the taxable estate.

Backup Withholding and Information Reporting

If you are a U.S. holder, payments of interest, principal or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock may be subject to information reporting. In addition, such payments will be subject to U.S. federal backup withholding tax unless you supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. The backup withholding rate is currently 28%.

If you are a Non-U.S. holder, you may be required to comply with certification procedures to establish that you are not a U.S. person in order to avoid backup withholding tax with respect to our payment of principal and interest on the notes, dividends on our common stock, or the proceeds of the sale or other disposition of the notes or common stock. In addition, we may be required to report annually to the IRS and to each Non-U.S. holder the amount of any interest or dividends paid to and the tax withheld (if any) with respect to such Non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

Any amounts withheld under the backup withholding rules may be allowable as a refund or a credit against that holder’s U.S. federal income tax liability provided required information is furnished to the IRS.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by UBS Securities LLC and Bear, Stearns & Co., Inc. (the “initial purchasers”) in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” (as defined by Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes.

Set forth below are the names of each selling securityholder, the principal amount of notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

The following tables set forth certain information received by us on or prior to June 28, 2004. However, any or all of the notes or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or common stock that will be held by the selling securityholders upon consummation of any such sales. In addition the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which information regarding their notes was provided, in transactions exempt from the registration requirements of the Securities Act.

Name	Aggregate Principal Amount of Notes at Maturity that May be Sold	Percentage of Notes Outstanding	Shares of Common Stock Owned Prior to Conversion		Shares of Common Stock Registered Hereby(1)
AG Domestic Convertibles, LP	1,200,000	0.69%			35,714
AG Offshore Convertibles, Ltd.	2,800,000	1.60%			83,333
Akela Capital Master Fund, Ltd.	10,000,000	5.71%			297,619
Attorneys Title Insurance Fund	150,000	0.09%			4,464
BNP Paribas Arbitrage	250,000	0.14%			7,440
BP Amoco PLC Master Trust	818,000	0.47%			24,345
Calamos Growth & Income Portfolio — Calamos Advisors Trust	245,000	0.14%			7,291
Calamos Growth & Income Fund Calamos Investment Trust	13,000,000	7.43%			386,904
Chrysler Corporation Master Retirement Trust	3,525,000	2.01%			104,910
Citigroup Global Markets Inc.	85,000	0.05%			2,529
CNH CA Master Account, L.P.	250,000	0.14%			7,440
Context Convertible Arbitrage Fund, LP	775,000	0.44%	143,115	(4)	23,065
Context Convertible Arbitrage Offshore, Ltd.	1,825,000	1.04%	363,590	(4)	54,315
Continental Assurance Company on behalf of its Separate Account(E)	100,000	0.06%	363,590	(4)	2,976
Continental Casualty Company	400,000	0.23%			11,904
Delta Airlines Master Trust	175,000	0.10%			5,208
Delta Airlines Master Trust — CV	860,000	0.49%			25,595
Delta Pilots Disability & Survivorship Trust — CV	425,000	0.24%			12,648
Duke Endowment c/o Froley Revny Investment Co., Inc.	500,000	0.29%			14,880
EB Convertible Securities Fund	35,000	0.02%	2,579	(4)	1,041
Fidelity Financial Trust: Fidelity Convertible Securities Trust	7,000,000	4.00%	2,579	(4)	208,333
FrontPoint Convertible Arbitrage Fund L.P.	2,000,000	1.14%			59,523
Global Bermuda Limited Partnership	1,900,000	1.09%			56,547
Grace Convertible Arbitrage Fund, LTD.	5,000,000	2.86%			148,809
HBK Master fund L.P.	16,350,000	9.34%			486,607
F.M. Kirby Foundation, Inc.	490,000	0.28%			14,583
HFR CA Select Fund	1,500,000	0.86%			44,642
Hotel Union & Hotel Industry of Hawaii Pension Plan	214,000	0.12%			6,369
ING VP Convertible Portfolio	50,000	0.03%			1,488
ING Convertible Fund	2,000,000	1.14%			59,523
Institutional Benchmarks Master Fund	1,000,000	0.57%			29,761
Institutional Benchmarks Master Fund Ltd.	1,123,000	0.64%			33,422
International Truck & Engine — Corporation Non-Contributory Retirement Plan Trust	470,000	0.27%			13,988
International Trust & Engine Corporations Retiree Health Benefit Trust	210,000	0.12%			6,249
International Truck & Engine Corporation Retirement Plan Trust for Salaried Employees Trust	285,000	0.16%			8,482
JMG Triton Offshore Fund, Ltd.	1,600,000	0.91%			47,619
JMG Capital Partners LP	1,000,000	0.57%			29,761
KBC Financial Products USA Inc.	3,650,000	2.09%			108,630
Lakeshore International, Ltd.	7,600,000	4.34%			226,190
Lord Abbett Investment Trust — LA Convertible Fund	1,000,000	0.57%			29,761
Lyxor/Context Fund Ltd.	50,000	0.03%	60,598	(4)	1,488
Mellon HBV Master Convertible Arbitrage Fund LP c/o Mellon HBV	1,169,000	0.67%			34,791
Mellon HBV Master Leveraged Multi-Strategy Fund LP	446,000	0.25%			13,273
Mellon HBV Master Multi-Strategy Fund LP	678,000	0.39%			20,178
Microsoft Corporation	940,000	0.54%			27,976
Mint Master Fund LTD	207,000	0.12%			6,160
MLQA Convertible Securities Arbitrage Ltd.	5,000,000	2.86%			148,809
Motion Picture Industry Health Plan — Active Member Fund	135,000	0.08%			4,017
Motion Picture Industry Health Plan — Retiree Member Fund	90,000	0.05%			2,678
National Bank of Canada	300,000	0.17%	46,416	(4)	8,928
Nations Convertible Securities Fund	4,465,000	2.55%	384,219	(4)	132,886
OCM Convertible Trust	1,075,000	0.61%			31,944
OCM Global Convertible Securities Fund	75,000	0.04%			2,232
Putnam Convertible Income — Growth Fund	3,800,000	2.17%			113,095
Qwest Occupational Health Trust	55,000	0.03%			1,636
Royal Bank of Canada (Norshield)	200,000	0.11%	48,994	(4)	5,952
San Diego County Employee Retirement Association	2,000,000	1.14%			59,523
Southern Farm Bureau Life Insurance	1,075,000	0.61%			31,994
Sphinx Convertible Arb Fund SPC	474,000	0.27%			14,107
SSI Blended Market Neutral L.P.	424,000	0.24%			12,619
SSI Hedged Convertible Market Neutral L.P.	675,000	0.39%			20,089
State Employees’ Retirement Fund of the State of Delaware	1,015,000	0.58%			30,208
Teachers Insurance and Annuity Association of America	14,650,000	8.37%			436,011
The St. Paul Travelers Companies, Inc. — Commercial Lines	415,000	0.24%			12,351
The St. Paul Travelers Companies, Inc. — Personal Lines	280,000	0.16%			8,333
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd. (5)	3,000,000	1.71%			89,285
Univest Convertible Arbitrage Fund II Ltd. (Norshield)	100,000	0.06%	12,893	(4)	2,976
UnumProvident Corporation	210,000	0.12%			6,249
Vanguard Convertible Securities Fund, Inc.	11,445,000	6.54%			340,624
Viacom Inc. Pension Plan Master Trust	22,000	0.01%			654
Whitebox Diversified Convertible Arbitrage Partners LP	1,000,000	0.57%			29,761
Windmill Master Fund LP	1,000,000	0.57%			29,761
Zazove Convertible Arbitrage Fund, L.P.	3,500,000	2.00%			104,166
Zazove Hedged Convertible Fund, L.P.	2,000,000	1.14%			59,523
Zurich Institutional Benchmarks Master Fund Ltd.	1,500,000	0.86%			44,642
All Other Beneficial Holders(2)(3)	19,670,000	11.24%			585,416
Total	175,000,000	100.00%			5,208,332

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 29.7619 shares of common stock per $1,000 principal amount at maturity of the notes. However, this conversion rate will be subject to adjustments as described under “Description of the Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Information about other selling securityholders will be set forth in prospectus supplements, if required.

(3)	Assumes that any other holders of the notes, or any future transferees, pledgees, donees, or successors of or from any such other holders of notes, do not beneficially own any common stock issuable upon conversion of the notes at the initial conversion rate.

(4)	Indicates the number of shares of common stock owned by the selling securityholders upon conversion of the 4.75% Convertible Senior Notes due 2023 owned by such selling securityholders at a conversion rate of 51.573 shares of common stock per $1,000 principal amount of notes.

(5)	UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd. is an affiliate of one of the initial purchasers in the private placement of the notes.

The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may rest with certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements, if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock by the selling securityholders. In connection with the initial offering of the notes, we entered into a registration rights agreement, dated April 7, 2004, with the initial purchasers of the notes. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement.

We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

The selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

The notes and the shares of common stock may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of common stock;

•	in the over-the counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock, short and deliver notes and shares of common stock to close out such short positions, or loan or pledge notes and shares of common stock to broker-dealers that may in turn sell such securities. The selling securityholders may pledge or grant a security interest in some or all of the notes and shares of common stock that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes and shares of common stock from time to time pursuant to this prospectus. The selling securityholders may also transfer and donate notes and shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be selling securityholders for the purposes of this prospectus.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by means other than those described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus

The notes were issued and sold on April 7, 2004, in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify the initial purchasers, each selling securityholder and certain underwriters, and each selling securityholder has agreed to indemnify us, the initial purchasers, certain underwriters and the other selling securityholders, against specified liabilities arising under the Securities Act.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

We will, at our cost and subject to our rights to suspend use of the shelf registration statement and prospectus under certain circumstances described below, use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until the earliest of:

•	the latest of the second anniversary of (a) the issue date or (b) the last date on which any common stock is issued or issuable upon conversion of the notes;

•	the date on which the unregistered notes and the common stock issued or issuable upon conversion of the notes may be sold by non-affiliates of Massey Energy pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act;

•	the date as of which all the unregistered notes and the common stock issued or issuable upon conversion of the notes have been transferred under Rule 144 under the Securities Act (or any similar provision then in force); or

•	the date as of which all the notes or the common stock issued or issuable upon conversion of the notes have been transferred pursuant to the shelf registration statement.

We will be permitted to suspend the use of the shelf registration statement and this prospectus (which is a part of the shelf registration statement) for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 60 days in any twelve-month period (both of which we refer to as a “suspension period”) for certain valid business reasons including circumstances relating to pending corporate developments, public filings with the SEC and similar events. We will pay all expenses of the shelf registration statement. Each holder will be required to bear the expense of any broker’s commission, agency fee or underwriter’s discount or commission.

LEGAL MATTERS

The validity of the notes and common stock issuable upon conversion of the notes has been passed upon for us by Hunton & Williams LLP, Richmond, Virginia.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and December 31, 2002, and for the years ended December 31, 2003 and December 31, 2002, the two months ended December 31, 2001, and the year ended October 31, 2001, appearing in our annual report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated by reference in reliance upon such report given on authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is traded on the NYSE under the symbol “MEE.” You may inspect the reports, proxy statements and other information concerning us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

•	Our Current Reports on Form 8-K filed on January 30, 2004, March 31, 2004, April 2, 2004 and April 8, 2004.

In addition, all documents filed with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act by us subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Statements contained in this prospectus or in any document incorporated by reference into this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all respects by such reference.

This prospectus incorporates by reference documents that are not presented in this prospectus or delivered with this prospectus. Copies of such documents, other than exhibits to such documents that are not specifically incorporated by reference in this prospectus, are available without charge to any person to whom this memorandum is delivered by writing or telephoning us at the following: Massey Energy Company, 4 North 4th Street, Richmond, Virginia 23219, Attention: Corporate Secretary; (804) 788-1800, website: http://www.masseyenergyco.com.